UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 17, 2026

In the Matter of

Real Trading Research Inc.
500 Post Road East, 2nd Floor
Westport, CT 06880

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12681

Real Trading Research Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 17, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Office Chief